Mail Stop 4561

February 2, 2009

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

      Re: **Intermec, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2007
             File no. 001-13279

Dear Mr. Driessnack:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Mark Kronforst
             Accounting Branch Chief